Mark J. Wishner

Tel: 703-749-1352

Wishnerm@gtlaw.com

United States securities and exchange commission logo

August 10, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento
Celeste Murphy

Re:	Scopus BioPharma Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 22, 2020 File No. 024-11228

Gentlemen:

On behalf of Scopus BioPharma Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated August 5, 2020, relating to the above-captioned Amendment No. 1 to Offering Statement on Form 1-A (“Amendment No. 1”) filed on July 22, 2020, File No. 024-11228. Captions and page references herein correspond to those set forth in the Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover page

1.	We note your disclosure highlighting that you have applied for a listing on the Nasdaq Global Market. Please tell us whether the offering is conditioned upon your obtaining this exchange listing and, as applicable, revise to clarify if the offering is not so conditioned.

Response:

The offering, as proposed, is conditioned upon obtaining an exchange listing in order to meet the requirements of Rule 251(d)(2)(C).

August 10, 2020 Page 2

Summary

Overview, page 1

2.	Please revise your statement that your lead development program is a "first-in-class" targeted immuno-oncology gene therapy. This statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response:

The Company has revised the offering circular to eliminate the term “first-in-class”.

3.	We note statements in the Summary and Business sections regarding the performance and efficacy of your product candidates. For example, we note statements that your STAT3 inhibitor silences the activity of the STAT3 gene, stimulates TLR9 receptors to activate the body's immune defense to recognize and kill cancer cells, has successfully reduced growth and metastasis of various pre-clinical tumor models, including melanoma, and colon and bladder cancers, as well as leukemia and lymphoma, and similar statements. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Accordingly, please revise the Summary and Business sections to provide a clear basis for all performance claims, such as end points and objective data resulting from studies or models, so that you avoid any suggestion that your product candidate has demonstrated efficacy.

Response:

The Company has made revisions in the Summary and Business sections to amend the statements that express performance claims. The disclosures now reference the intent or objectives of the research that has been undertaken and avoid discussing the conclusions or implications derived from the research.

Use of Proceeds, page 33

4.	We note your disclosure that you intend to use approximately $1.6 million of the net proceeds of this offering for the clinical and/or pre-clinical development of your STAT3 inhibitor and MRI-1867 as well as your current and future additional research and development programs. Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs.

Response:

The Company has revised its disclosure to provide the extent to which the funds will advance its programs.

August 10, 2020 Page 3

MRI-1867, page 45

5.	We note your revisions in response to prior comment 3 and reissue since the language still appears in the Business section. We note your disclosure that NIH researchers demonstrated that MRI-1867 has an acceptable safety profile. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidates are well tolerated if true. Please revise this statement accordingly.

Response:

The Company has revised its disclosure to eliminate any reference to the safety profile of MRI-1867.

Proprietary CBD-mediated, Opioid-sparing Anesthetics, page 46

6.	We note your revisions in response to prior comment 1 and reissue since the language still appears in the Business section. We note your disclosure that Dr. Binshtok has demonstrated in mice that CBD can be used as an alternative to capsaicin in combination with chloroprocaine, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects. This statement implies efficacy, which is a determination solely within the authority of the FDA or similar foreign regulators. You may present objective data resulting from trials without concluding efficacy. Please revise this statement accordingly.

Response:

The disclosure regarding what Dr. Binshtok has demonstrated from his research with mice has been revised to avoid any implications of efficacy.

Intellectual Property Licenses, page 48

7.	Please revise your summary of the City of Hope License Agreement to disclose all material terms, including, without limitation, the upfront license fee paid, the annual license maintenance fee to be paid, the term of the agreement, the royalty fee, the royalty term, and the termination provisions.

Response:

The Company has supplemented its disclosures regarding the material terms of the City of Hope License Agreement.

August 10, 2020 Page 4

Certain Relationships and Related Party Transactions, page 66

8.	Please file the MSA agreement with Kiliniwata Investments Pty, Ltd as an exhibit to the registration statement or tell us why you do not believe it is required.

Response:

The MSA with Kiliniwata Investments Pty., Ltd., filed as an exhibit.

If our responses result in any additional comments, please contact the undersigned.

Sincerely,

/s/ Mark J. Wishner

cc:	Robert J. Gibson